UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.  1)*

Cooper-Standard Holdings Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

21676P103
(CUSIP Number)

12/31/2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☐            Rule 13d-1(c)

☐            Rule 13d-1(d)

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21676P103

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only).

The TCW Group, Inc., on behalf of the TCW Business Unit(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Nevada corporation
Number of Shares	5.	Sole Voting Power	-0-
Beneficially Owned
by Each Reporting	6.	Shared Voting Power	1,035,876
Person With
	7.	Sole Dispositive Power	-0-

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,035,876
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.8% (see response to Item 4)
12.	Type of Reporting Person (See Instructions)

HC/CO

(1) See Exhibit A.

CUSIP No. 21676P103

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only).

Crescent Capital Group, L.P.(2)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware Limited Partnership
Number of Shares	5.	Sole Voting Power	-0-
Beneficially Owned
by Each Reporting	6.	Shared Voting Power	-0-
Person With
	7.	Sole Dispositive Power	1,035,876

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,035,876
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.8% (see response to Item 4)
12.	Type of Reporting Person (See Instructions)

IA

(2) See Exhibit B.

Item 1(a).  Name of Issuer:

Cooper-Standard Holdings Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

39550 Orchard Hill Place Drive

Novi, MI 48375

Item 2(a).  Name of Persons Filing:

This Schedule 13G is being jointly filed by The TCW Group, Inc., on behalf of the TCW Business Unit (“TCW”) and Crescent Capital Group, L.P. (“Crescent”).  TCW and Crescent have entered into a Joint Filing Agreement, dated February 14, 2013, a copy of which is filed as Exhibit C pursuant to which they agreed to file this statement jointly in accordance with Rule 13d-1(k)(1).

Item 2(b).  Address of Principal Business Office, or if None, Residence:

a.            The TCW Group, Inc., on behalf of the TCW Business Unit
865 South Figueroa Street
Los Angeles, CA 90017

b.            Crescent Capital Group, L.P.
11100 Santa Monica Blvd. Suite 2000
Los Angeles, CA 90025

Item 2(c).  Citizenship:

a.            The TCW Group, Inc., on behalf of the TCW Business Unit
(Nevada Corporation)

b.            Crescent Capital Group, L.P.
(Delaware Limited Partnership)

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

21676P103

Item 3.  If This Statement Is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(see Item 7)
The TCW Group, Inc., on behalf of the TCW Business Unit

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.  Ownership**

The TCW Group, Inc., on behalf of the TCW Business Unit ***

(a)                                 Amount beneficially owned:   1,035,876

(b)                                 Percent of class:   5.8%

(c)                                  Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote: none.

(ii)           Shared power to vote or to direct the vote:   1,035,876

(iii)          Sole power to dispose or to direct the disposition of: none.

(iv)          Shared power to dispose or to direct the disposition of:   none.

Crescent Capital Group, L.P.****

(a)                                 Amount beneficially owned: 1,035,876*****

(b)                                 Percent of class:  5.8%

(c)                                  Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote: none.

(ii)           Shared power to vote or to direct the vote: none.

(iii)          Sole power to dispose or to direct the disposition of: 1,035,876

(iv)          Shared power to dispose or to direct the disposition of: none.

**                                  The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.  In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

***                           See Exhibit A

****                    See Exhibit B

*****             The percentage used above is calculated based on 17,914,030 shares outstanding, consisting of 17,620,074 shares outstanding as of November 2, 2012 as reported in the Issuer’s Form 10-Q filed on November 8, 2012, plus 293,956 shares that could become outstanding upon exercise of warrants to purchase shares of the Issuer’s common stock and upon conversion of convertible preferred stock that is convertible into shares of the Issuer’s common stock.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Cooper-Standard Holdings Inc.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.  See Exhibit A.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2013.

The TCW Group, Inc., on behalf of the
TCW Business Unit

By:	/s/ Linda D. Barker
Linda D. Barker
Authorized Signatory

Crescent Capital Group L.P..,
By: Crescent Capital GP, LLC, its
General Partner

By:	/s/ Michael K. Parks
Michael K. Parks
Managing Director

EXHIBIT A

RELEVANT SUBSIDIARIES OF PARENT HOLDING COMPANY

PART A: TCW ENTITIES

Parent Holding Company:

The TCW Group, Inc.

Relevant Subsidiaries that are persons described in Rule 13d-1(b):

(i)                                     TCW Asset Management Company, a California corporation and an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

This Schedule 13G is being filed by the TCW Group, Inc., a Nevada corporation (“TCW”), on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit” or the “Reporting Person”).  The TCW Business Unit is primarily engaged in the provision of investment management services.

As of December 31, 2012, the TCW Business Unit was independently operated and its ultimate parent was Société Générale, S.A., (“SG”).  As of February 6, 2013, the TCW Business Unit is majority owned by investment funds affiliated with The Carlyle Group.  As such, SG (as of December 31, 2012) and entities affiliated with The Carlyle Group (for periods after February 6, 2013) may be deemed to share beneficial ownership the securities reported herein.  Furthermore, entities affiliated with each of SG and The Carlyle Group may beneficially own shares of the issuer to which this schedule relates (the “Shares”) and such Shares are not reported herein.  The TCW Business Unit is or was managed separately and operated independently from SG (as of December 31, 2012) and The Carlyle Group (for periods after February 6, 2013), respectively, and information barriers are in place between the TCW Business Unit and The Carlyle Group.  Therefore, in accordance with Rule 13d-4 under the Exchange Act, each of SG and The Carlyle Group disclaims beneficial ownership of the Shares beneficially owned by the Reporting Person and the Reporting Person disclaims beneficial ownership of any Shares which may be owned by SG or The Carlyle Group.

A-1

EXHIBIT B

Crescent Capital Group L.P. is indirectly controlled by Jean-Marc Chapus and Mark Attanasio.  As a result, for the purposes of the federal securities laws, such individuals may be deemed to be indirect beneficial owners of the securities reported on this Schedule 13G.

Due to the operational independence of the portfolio management team responsible for the decision-making with respect to the reported securities, Jean-Marc Chapus and Mark Attanasio each disclaim beneficial ownership of shares reported on this Schedule 13G with respect to Crescent Capital Group L.P.  This Exhibit B shall not be construed as an admission that either Jean-Marc Chapus or Mark Attanasio is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.

B-1

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of common stock, $0.001 par value, of Cooper-Standard Holdings Inc., and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

Dated:  February 14, 2013

The TCW Group, Inc., on behalf of the
TCW Business Unit

By:	/s/ Linda D. Barker
Linda D. Barker
Authorized Signatory

Crescent Capital Group L.P..,
By: Crescent Capital GP, LLC, its
General Partner

By:	/s/ Michael K. Parks
Michael K. Parks
Managing Director

C-1